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Daniel P. Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

March 6, 2026
Re:	Grayscale Avalanche Trust (AVAX) Amendment No. 5 to Registration Statement on Form S-1 Filed March 2, 2026 File No. 333-289829

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att'n:	David Lin
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Avalanche Trust (AVAX) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 2, 2026, relating to the Trust’s Amendment No. 5 to the Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 6 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

General

1.
We note your response to prior comment 1 that you "expect[] the Staking Condition to be satisfied prior to the listing of the Shares on NASDAQ." Please revise your registration statement to provide a materially complete description of your planned staking program, including your planned staking policy.

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Response: The Sponsor has revised the disclosure throughout the Registration Statement in response to the Staff’s comment.

Risk Factors
Risk Factors Related to Potential Conflicts of Interest
A single shareholder may own a majority of the Shares, page 70

2.
We note your revised disclosure on page 70 that "[t]o the knowledge of the Sponsor, a single shareholder may hold a majority of the Shares representing ownership in the Trust." To the extent a single shareholder holds a majority of the Shares representing ownership in the Trust, please revise to disclose the security ownership of certain beneficial owners pursuant to Item 403 of Regulation S-K or advise.

Response: The Sponsor has revised the disclosure on pages 70 and 74 of the Registration Statement in response to the Staff’s comment.

Business
Expenses; Sales of AVAX
Hypothetical Expense Example, page 112

3.
Please update the table on page 113 to include the Sponsor's Fee.

Response: The Sponsor has revised the disclosure on page 114 of the Registration Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

March 6, 2026	2

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cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

March 6, 2026	3